Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
TierOne Corporation:

We consent to the incorporation by reference in the registration statement (No. 333-100286) on Form S-8 of TierOne Corporation and subsidiaries of our reports dated March 12, 2009, with respect to the consolidated statements of financial condition of TierOne Corporation and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2008, and the effectiveness of internal control over financial reporting as of December 31, 2008, which reports appear in the December 31, 2008 annual report on Form 10-K of TierOne Corporation and subsidiaries.

(signed) KPMG LLP

Lincoln, Nebraska
March 12, 2009